EXHIBIT (m)(3)

AGREEMENT TO SUSPEND DISTRIBUTION PLANS

     This Agreement is entered into effective as February 1, 2006, by and between TIAA-CREF Institutional Mutual Funds (the “Trust”), a Delaware statutory trust, and Teachers Personal Investors Services, Inc. (“TPIS”), a Delaware corporation.

     WHEREAS, the Trust is an open-end diversified management investment company consisting of separate investment portfolios, each with up to three classes (the “Funds”);

     WHEREAS, the Trust has adopted two plans of distribution pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended: (1) a plan concerning the distribution expenses of Retail Class shares of the Funds, dated February 1, 2006 (the “Retail Class Distribution Plan”); and (2) a plan concerning the distribution expenses of the original share class of the Lifecycle Funds, dated October 1, 2004 (the “Lifecycle Distribution Plan”) (collectively, the “Distribution Plans”). (The identity of these Funds is specified on Schedule A to each Distribution Plan.);

     WHEREAS, under the Retail Class Distribution Plan, the Trust may reimburse TPIS for all expenses it incurs in connection with the promotion and distribution of Retail Class shares of any Fund up to an annual rate of 0.25% of the average daily net assets of the Retail Class shares of the Fund;

     WHEREAS, under the Lifecycle Distribution Plan, the Trust may reimburse TPIS for all expenses it incurs in connection with the promotion and distribution of the original share class of each Lifecycle Fund up to an annual rate of 0.05% of the average daily net assets of the Retail Class shares of the Fund;

     WHEREAS, the parties hereto wish to waive any reimbursements by the Trust to TPIS under the Distribution Plans for a specified period of time;

     NOW, THEREFORE, the parties do hereby agree as follows:

7.	Term of Agreement. This Agreement shall commence as of February 1, 2006, and shall continue in force until the close of business on April 30, 2007, unless earlier terminated by written agreement of the parties hereto.

8.	Suspension of Distribution Plan Reimbursement. TPIS hereby agrees not to seek reimbursement from Trust for the costs it incurs in distributing and promoting Retail Class shares of the Funds or the original class of shares of the Lifecycle Funds that would, but for this Agreement, be paid by Trust to TPIS pursuant to each Distribution Plan.

9.	Amendment, Assignment, or Extension. This Agreement may be amended, assigned or extended only by a writing signed by all of the parties.

10.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first written above.

TEACHERS PERSONAL INVESTORS
SERVICES, INC.

By:

TIAA-CREF INSTITUTIONAL MUTUAL FUNDS
   On behalf of the Funds

By: